United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of December, 2009

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: December 16, 2009

Rogelio Sanchez rsanchezm@gruma.com (52) 81 8399-3312 Lilia Gomez lgomez@gruma.com (52) 81 8399-3324
Monterrey, N.L., Mexico, December 16, 2009	www.gruma.com

GRUMA Corporate Credit Rating Affirmed At 'B+', Off Watch; '3' Recovery Rating Assigned To 'B+' Rated Secured Notes

Overview

  At the end of October 2009, Gruma announced it had finished refinancing its debt.

  We have reassessed the company's financial situation under its new capital structure and its liabilities' revised terms.

  We are assigning a recovery rating of '3' and affirming our 'B+' issue-level rating on Gruma's $300 million in senior secured perpetual bonds and our 'B+' corporate credit rating on the company, and removing all ratings from CreditWatch.

  The outlook is stable.

  We believe the company will deleverage gradually and generate positive free operating cash flow in 2010 and 2011.

Rating Action
On Dec. 16, 2009, Standard & Poor's Ratings Services affirmed its ratings on GRUMA S.A.B. de C.V., including the 'B+' long-term corporate credit rating, and removed the ratings from CreditWatch, where they were placed with negative implications on Oct. 13 , 2008. While affirming the 'B+' rating on the company's $300 million senior secured perpetual notes, we assigned them a recovery rating of '3', indicating that lenders can expect meaningful (50% to 70%) recovery in the event of a payment default. The outlook is stable.

Rationale
The rating affirmation on Gruma follows our appraisal of its financial situation under its new capital structure, and its financial policies and operating performance. At the end of October 2009, the company announced the refinancing of the majority of its outstanding debt, including the conversion of $738 million of market-to-market losses on foreign-exchange derivative instruments into medium and long-term loans, the refinancing of two major credit facilities, and the supplementation of the indenture on its $300 million perpetual bonds to provide additional security.

As a result of the derivative losses mentioned above, Gruma recently put in place new policies and procedures to limit and control its derivatives transactions and exposure. We will continue to monitor the company's financial policy in light of these new policies.

During 2009, Gruma's operations performed well despite difficult economic conditions. For the first nine months of the year, its EBITDA margin (adjusted for operating leases) was 11.9%, compared with 10.4% a year earlier. We expect Gruma's total debt-to-EBITDA ratio to be about 4.5x at year-end 2009, and to fall gradually in 2010 and 2011. Increased interest payments from the new debt related to derivative losses will likely limit cash generation. Accordingly, we anticipate the company's funds from operations to total debt at close to 12% by the end of 2009, increasing to about 13.8% in 2010. We expect free operating cash flow (FOCF) generation to turn positive beginning in 2010, given the restrictions the new loans impose on capital expenditures.

Liquidity
We consider Gruma's liquidity as weak but sufficient to meet its near-term obligations. After the restructuring of its derivative liabilities, Gruma faces maturities of $97 million in 2010, $197 million in 2011, and $159 million in 2012. We expect the company to generate FOCF of about $137 million in 2010, $168 million in 2011, and $183 in 2012, providing limited headroom for cash generation. Gruma holds in its treasury shares in Banorte worth about $600 million, representing about 8.8% of Banorte's equity, which it could eventually sell as an extraordinary source of liquidity.

Recovery analysis
The company's $300 million senior secured perpetual notes are rated 'B+'. The recovery rating of '3' indicates that lenders can expect meaningful (50% to 70%) recovery in the event of a payment default. (For the complete recovery analysis, see Standard & Poor's recovery report, to be published on RatingsDirect as soon as possible following release of this report.)

Outlook
The stable outlook reflects our expectation that Gruma will generate sufficient FOCF in the coming year to meet its maturity schedule with internally generated funds. A positive rating action is possible if we see evidence of a more prudent financial policy and if the issuer's financial performance is stronger than we expect. If operating margins decrease, the company fails to generate positive FOCF, or debt rises, we could lower the ratings.

Related Research

   "2008 Corporate Criteria: Our Rating Process," April 15, 2008

   "Business Risk/Financial Risk Matrix Expanded," May 27, 2009

   "Key Credit Factors: Business And Financial Risks In The Branded Consumer Products Industry," Sept. 10, 2008

Ratings List
GRUMA, S. A. B. de C. V.

Ratings Affirmed; Off CreditWatch

                                                          To                                    From
Corporate Credit Rating                 B+/Stable/--                    B+/Watch Neg/--
Senior Secured                               B+                                   B+/Watch Neg

Recovery Rating Assigned
Senior Secured
Recovery Rating                              3

Complete ratings information is available to RatingsDirect on the Global Credit Portal subscribers at www.globalcreditportal.com and RatingsDirect subscribers at www.ratingsdirect.com. All ratings affected by this rating action can be found on Standard & Poor's public Web site at www.standardandpoors.com. Use the Ratings search box located in the left column.

GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to approximately 70 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 19,000 employees and 92 plants. In 2008, GRUMA had net sales of US$3.2 billion, of which 71% came from non-Mexican operations.